November 13, 2024

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

Adrian Kuzycz
Chief Executive Officer
Lionsgate Studios Holding Corp.
250 Howe Street, 20th Floor
Vancouver, British Columbia V6C 3R8

       Re: Lions Gate Entertainment Corp.
           Registration Statement on Form S-4
           Filed October 15, 2024
           File No. 333-282630
Dear James W. Barge and Adrian Kuzycz:

       We have reviewed your registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-4 Filed October 15, 2024
Questions and Answers about the Transactions, page xxi

1. Please revise to include a Question and Answer that addresses the Interests of
       Lionsgate and LG Studios Directors and Officers in the Transactions.
2. Please revise to include a Question and Answer about current and anticipated levels of indebtedness for each of New Lionsgate and Starz.
 November 13, 2024
Page 2
Q: How many New Lionsgate new common shares will I receive in the Transactions?, page xxiii

3. Please revise to further explain the Exchange Ratio and LG Studios Reorganization
      Ratio, including that the LG Studios Reorganization Ratio is subject to change pending a final determination of the number of New Lionsgate shares issued, as you state on page 162. Please provide additional disclosure in the Background of the
      Transactions section as well.
Summary, page 1

4. Please revise to highlight revenues, net losses, and indebtedness for the Starz Business and Lionsgate Studios for the periods presented in the proxy statement/prospectus.
      Please include statements regarding the anticipated changes in indebtedness upon completion the Transactions.
Background of the Transactions, page 107

5.    Please name the investment and financial advisors that assisted Lionsgate in
      considering the several separation structures that you mention towards the top of page
      107 and confirm whether they are the same advisors that ultimately assisted in the
      Transactions.
6. Please revise to discuss in greater detail the reasons behind the decision to separate the
      Starz Business and the LG Studios Business and the reasons why the
Lionsgate
      Special Committee determined that the collapse of Lionsgate   s
dual-class share
      structure was in the best interests of Lionsgate and its shareholders.
7. In reference to the July 19, 2024 meeting, please revise to include any discussions by the Lionsgate Special Committee in determining to go above the 9.5-10% premium range previously contemplated and summarize any discussions that ultimately led the
      Lionsgate Special Committee to determine that a 12% premium was appropriate.
8. We note that representatives of MHR Fund Management, LLC were present during specific portions of certain Lionsgate Special Committee meetings that involved discussions related to the review of materials they had presented. Please describe the materials presented and clarify which representatives of MHR Fund
Management
      were present. In that light, we note that Lions Gate Entertainment's director Mark H.
      Rachesky, M.D., is the Founder and Chief Investment Officer of MHR Fund Management. Please clarify whether he attended any meetings on behalf of
MHR
      Fund Management, recused himself, or otherwise. Please disclose this relationship, along with his beneficial ownership, in the "Interests of Lionsgate Directors" section.
9. We note your statement "[t]hereafter, over the next two weeks, the Lionsgate Special
      Committee and its advisors continued discussing the proposed reclassification."
      Please revise to summarize any material discussions that occurred during this time period.
10. We note that the Lionsgate Special Committee engaged Houlihan Lokey on June 21,
      2024 and Kroll on July 14, 2024 and both financial advisors delivered their opinions on October 3, 2024. However, we note that negotiations with MHR Fund Management and other holders of LGEC Class A common stock occurred prior to
 November 13, 2024
Page 3

       October 3, 2024. Please clarify whether the discussions regarding the premium occurred with the input of Houlihan and Kroll and to what extent their analyses contributed to the final determination of the premium.
Unaudited Pro Forma Condensed Consolidated Financial Information of New
Lionsgate
Basis of Pro Forma Presentation, page 149

11. On page 151, you state that the repayment and issuance of new debt are considered probable transactions requiring transaction accounting adjustments. Please tell us how you determined that such transactions are probable and the status of any related agreements.
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements
Note 2. Discontinued Operations, page 159

12. Please tell us why the discontinued operations adjustment for investment in films and television programs and program rights is different than the programming content recorded on Starz balance sheet as of June 30,2024.
Note 3. Transaction Accounting Adjustments, page 160

13. Refer to footnote (b). Please revise your disclosure to explain how the $340.9 million cash transfer from the Starz business was determined. In addition, tell us how you concluded that the expectation that Starz will incur $350 million of new debt is probable.
14. Refer to footnote (l) and (m). Please tell us in detail how you calculated the pro forma weighted average number of basic and diluted shares outstanding for all periods presented.
Information About New Lionsgate After the Transactions
Material Contracts, page 189

15. We note your statement regarding the material contracts within the meaning of applicable Canadian securities legislation here and on page 277. Please confirm that you have summarized and filed as exhibits all material contracts required by Item
       601(b)(10) of Regulation S-K.
Information about Starz After the Transaction, page 271

16. Disclose the basis on which Starz Networks is a "leading" provider of premium subscription video programming (e.g., by revenue, subscribers, etc.).
17.    Please describe the term "linear services" in further detail.
18. We note your statement that "[a]cross its digital platforms, the STARZ app provides an alternative for subscribers looking for a competitively priced option." Please clarify which "digital platforms" you are referencing here and revise to include additional information on the STARZ app's competitive pricing, including any metrics management may use to assess pricing.
19. We note your statement that "[s]ubscribers have access to a vast library of quality content and a top-rated user experience, along with the ability to download and watch
       STARZ original series, blockbuster theatricals and favorite classic television series
 November 13, 2024
Page 4

       and movies." Please revise to quantify the "vast" library content and qualify your statement regarding the "top-rated user experience" either by providing metrics or stating that it is management's belief.
20. We note your statements regarding programming for "women and diverse audiences"
       and "women and underrepresented audiences." Please provide additional detail regarding these statements, including how you develop and choose programming for such audiences. Additionally, we note your statement regarding your choice of programing that "drive[s] subscription and engagement with key cohorts." Please clarify if and how you track subscription and engagement with key cohorts and revise to state whether such "key cohorts" are women, diverse audiences, underrepresented audiences, or otherwise.
Affiliation Agreements, page 273

21. We note your affiliation agreements with distributors, including your statement that
       "[t]he agreements are generally structured to be multi-year agreements with staggered expiration dates." Please revise to disclose the expiration dates here and state whether there are any current plans for when the agreements expire in 2027. In this light, we note your statement on page 41 that the renewal negotiation process for affiliation agreements is typically lengthy. To the extent possible, please quantify or give examples of the length of prior negotiation periods.
Output and Content License Agreements, page 274

22. We note your statement that "[t]he majority of acquired content on Starz s services consists of movies that have been released theatrically." Please disclose the percentage of acquired content and original content available on Starz's services.
23.    We note that "Starz has an exclusive multiyear output licensing agreement with
       Lionsgate for Lionsgate label titles theatrically released in the U.S. starting January 1,
       2022, and for Lionsgate   s Summit label titles theatrically released in
the U.S. starting
       January 1, 2023." Please revise to disclose the number of years under this agreement and clarify the duration of exclusivity with Starz, if different than the number of years under the agreement. Please also discuss any renewal rights by Starz and pricing agreements (market price or otherwise) with Lionsgate.
24. We note the chart in the middle of page 274 that lists the "Significant output programming agreements" and "Significant library programming agreements." Please provide more detail in the chart including, for example, the number of agreements and duration of each agreement with the respective studios.
Regulatory Matters, page 274

25. Please update your disclosure here and in the "Regulation" section at the top of page
       275 to describe the material effects that government regulations have on your capital expenditures, earnings and competitive position. Refer to Item 101(c)(2)(i) of
       Regulation S-K.
 November 13, 2024
Page 5
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Starz
Finite-Lived Intangible Assets, page 288

26. Regarding your impairment analysis, you state that the estimated undiscounted cash flows exceeded the carrying amount of the assets and therefore no impairment charge was required. Please revise to provide qualitative and quantitative information necessary to understand the estimation uncertainty and the impact this critical accounting estimate has had or is reasonably likely to have on financial condition or results of operations. Refer to Item 303(b)(3) of Regulation S-K.
Income Taxes, page 289

27. Please provide more robust disclosure of your assessment of the positive and negative evidence considered in establishing your valuation allowance. Refer to
Item 303(b)(3)
       of Regulation S-K.
Agreements Relating to the Transactions, page 348

28. For each description of the agreements to be entered into to effectuate the transactions, please revise to describe and quantify, as applicable, any revenue sharing percentages, commissions, fees, costs, lump sum payments, etc. and material terms of the anticipated relationship between the related parties following the separation and distribution. Refer to Item 404 of Regulation S-K.
Material U.S. Federal Income Tax Consequences of the Transactions for Lionsgate Shareholders, page 351

29. Please revise the disclosure in this section to acknowledge and reflect that the tax consequences are the opinion of counsel. Refer to Item 4(a)(6) of Form
S-4.
       Additionally, please revise to address and express a conclusion for each material federal tax consequence. A description of the law is not sufficient. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction, counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. In such cases, counsel should explain clearly why it cannot give a "will" opinion. Refer to Staff Legal Bulletin No. 19. Finally, we note your statement that the disclosure in this section is a "discussion" and "does not constitute . . . tax advice." Investors are entitled to rely on the opinion expressed.
       Refer to Section III.D.1 of Staff Legal Bulletin No. 19. Please revise accordingly. This comment also applies to the disclosure in the section titled "Material U.S. Federal
       Income Tax Consequences of the Transactions for LG Studio Shareholders." Material Canadian Federal Income Tax Consequences of the Transactions for Lionsgate
Shareholders, page 358

30. We note your statements here and in the section titled "Material Canadian Federal
       Income Tax Consequences of the Transactions for LG Studios Shareholders" that conclude that:
 November 13, 2024
Page 6

             non-residents of Canada generally will not be subject to tax under the Canadian
           Tax Act; and
           holders of LG Studios common shares who hold such shares as capital property for purposes of the Canadian Tax Act will generally not realize either a capital gain or a capital loss as a result of the transactions.
       Based on these statements, it appears that a Canadian tax opinion covering the material foreign tax consequences is required. Please revise the disclosure to reflect that these tax consequences are the opinion of counsel and file the Canadian tax opinion as an exhibit. Refer to Footnote 40 of Staff Legal Bulletin No.
19.
Index to Financial Statements, page F-1

31. Please tell us your consideration of including financial statements of Lionsgate
       Studios Holding Corp. in future amendments.
Starz Business of Lions Gate Entertainment Corp. Condensed Combined Financial Statements for the Years Ended March 31, 2024 and 2023
Notes to Audited Combined Financial Statements
Note 10. Revenue, page F-32

32. Please explain your consideration of disclosing disaggregated revenues at a more detailed level for the nature, amount, timing, and uncertainty of revenues and cash flows. We note that you derive revenues from different types of subscribers both domestically and internationally as part of your subscriber base. Refer to ASC 606-
       10-50-5 and 50-6 and ASC 606-10-55-89 through 55-91.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Robert Shapiro at 202-551-3273 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at 202-551-7127 or Taylor Beech at 202-551-4515 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services